Filed Pursuant to Rule 433

Dated April 27, 2020

Registration Statement: No. 333-222063

THE CHARLES SCHWAB CORPORATION

2,500,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/100th INTEREST IN A SHARE OF 5.375% FIXED-RATE RESET

NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES G

(liquidation preference $100,000 per share (equivalent to $1,000 per depositary share))

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation

Security Offered:	Depositary Shares, Each Representing a 1/100th Interest in a Share of 5.375% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series G (the “Series G Preferred Stock”)

Expected Ratings[1]:	Baa2 (Moody’s) / BBB (S&P) / BB+ (Fitch)

Size:	$2,500,000,000 (2,500,000 depositary shares)

Over-allotment Option:	None

Liquidation Preference:	$100,000 per share of Series G Preferred Stock (equivalent to $1,000 per depositary share)

First Reset Date:	June 1, 2025

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date

Reset Period:

The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

Dividend Rate (Non-Cumulative):	From April 30, 2020 to, but excluding, June 1, 2025, 5.375%, and from, and including, June 1, 2025, during each reset period (as defined in the preliminary prospectus supplement dated April 27, 2020 (the “preliminary prospectus supplement”)), the five-year treasury rate as of the most recent reset dividend determination date (as defined in the preliminary prospectus supplement) plus 4.971%

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Dividend Payment Dates:	Quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on September 1, 2020

Day Count:	30/360

Term:	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any Reset Date on or after June 1, 2025, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in each case at a redemption price equal to $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends

Trade Date:	April 27, 2020

Settlement Date:	April 30, 2020 (T+3)

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10.00 per depositary share

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount:	$2,475 million

CUSIP/ISIN for Depositary Shares:	808513 BD6 / US808513BD67

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Manager:	Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

We expect that delivery of the Depositary Shares will be made against payment therefor on or about the third business day following the date of pricing of the Depositary Shares (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade their Depositary Shares on the date of pricing or the next succeeding business day should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC collect at (212) 902-1171, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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